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100 F Street N.E.

Washington, D.C. 20549

Re:	Intertape Polymer Group Inc.

Form 40-F for fiscal year ended December 31, 2009

Filed March 29, 2010

File No. 001-10928

Dear Ms. Jenkins:

On behalf of our client, Intertape Polymer Group Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 4, 2011, to the Company’s (i) Form 40-F for the fiscal year ended December 31, 2009 (the “Form 40-F”), filed March 29, 2010; (ii) comment response dated December 29, 2010 (the “Response”); and (iii) supplemental response dated February 9, 2011 (the “Supplemental Response”). For your convenience, we have set forth each of the Staff’s comments immediately preceding our response.

Form 40-F

Controls and Procedures, page 3

1.	We note from your response dated December 29, 2010 that you concluded the deficiencies that resulted in the correction of approximately $1.4 million in errors during the 2009 fiscal year did [not] rise to the level of a material weakness. Please provide a detailed discussion of how you determined these deficiencies were not a material weakness. In your response, specifically address how you considered ten-plus adjustments made to your financial statements with at least three specifically documented as a misapplication of GAAP (as disclosed on page A-16 of your response dated February 9, 2011).

April 1, 2011

Response:

In assessing the effectiveness of the Company’s internal control over financial reporting (“ICFR”), management analyzed the control deficiencies in question as of December 31, 2009, the end of the Company’s fiscal year covered by the Form 40-F. Using this determination date, as required by paragraph (c)(3) of General Instruction B.(6) of Form 40-F, management determined that the control deficiencies as they existed on the determination date did not, individually or in the aggregate, present a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis, in accordance with the standard provided under Rule 12b-2.

Management’s assessment of the Company’s ICFR as of December 31, 2009 included an analysis and consideration of (i) the nature and underlying causes of the deficiencies; (ii) compensating controls that the Company had in place to mitigate the potential effects of the deficiencies; and (iii) the overall effectiveness of the Company’s ICFR based on the top-down, risk-based assessment envisioned by Auditing Standard No. 5 (“AS 5”) of the Public Company Accounting Oversight Board (“PCAOB”), focusing first on entity-level controls and working down to significant accounts and disclosures and their relevant assertions, particularly those that could present a reasonable possibility of material misstatement to the financial statements and related disclosures (see AS 5 ¶ 21). The Company also considered the guidance in Release No. 34-55929 (June 27, 2007) regarding management’s report on ICFR. Based on AS 5 and Release No. 34-55929, management conducted its assessment in light of a risk-based analysis taking into account the size and complexity of the Company as well as its business processes and the related effects upon the manner in which the Company achieves many of its control objectives. Management considered the Company’s size and complexity in determining the risks of misstatement and the controls necessary to provide reasonable assurance that those risks have been effectively mitigated. In addition, management’s assessment took into account applicable PCAOB requirements under which a smaller, less complex company “might achieve its control objectives differently than a more complex company” (see AS 5 ¶ 13).

The process by which the Company discovered the errors is not uncommon for companies that have experienced changes in personnel in senior accounting and financial positions. The Company’s new chief financial officer, Bernard J. Pitz, joined the Company on November 12, 2009 and began familiarizing himself with the details of the Company’s accounting and financial reporting. While discussing these matters with his staff, several areas were identified where the Company’s accounting required further analysis. Continued discussions with Company personnel and review of the summary of unadjusted differences from the prior year’s audit led to the identification of errors. As a result, and as part of management’s assessment of ICFR as of December 31, 2009, management undertook a comprehensive review to analyze the nature and underlying causes of the accounting errors in order to identify the control deficiencies. Based on this review, management determined that the deficiencies at issue arose as a result of insufficient training and accounting expertise with respect to certain personnel within the Company’s accounting function, although the deficiencies did not rise to the level of material weakness as of December 31, 2009, based in part upon the compensating controls further described below. Management determined that specific functions could benefit from additional staffing and that additional personnel with relevant training and experience could bolster the expertise and knowledge of certain personnel with respect to financial reporting and tax accounting. In addition, management instituted enhanced procedures in connection with the Company’s journal entry process to ensure that appropriate documentation and authorization for each journal entry is provided prior to entry into the general ledger.

April 1, 2011

The assessment process also considered compensating controls within the Company’s ICFR that had the effect of mitigating the identified deficiencies. These compensating controls specifically included additional resources that the Company deployed during the fourth quarter of 2009 after the appointment of the Company’s new chief financial officer. Compensating controls that were in place before the December 31, 2009 assessment date included, for example: (i) a program to enhance dialogue and transparency within the Company regarding accounting issues, policies, and business transactions; (ii) engagement of outside consultants, including a tax partner and senior manager from a Big Four audit firm, to bolster the expertise and knowledge of certain personnel with respect to financial reporting and tax accounting, to address some of the issues previously described; and (iii) hiring three temporary professionals with significant accounting experience who analyzed specific accounts and journal entries and who performed detailed testing and analytics on the Company’s general ledger accounts. These additional controls, established prior to the ICFR assessment date, supplemented existing controls in each of these areas that the Company had in place prior to the fourth quarter of 2009. As a result, management concluded that these additional resources did not represent material changes to the Company’s ICFR.

In addition, management identified these deficiencies in the Company’s ICFR through the Company’s own internal review process. Cf. AS 5 ¶ 69 (indicating that the detection by a company’s ICFR of a material misstatement of financial statements in the current period is consistent with effective ICFR).

The adjustments at issue involved amounts that accumulated over time and, notwithstanding the cumulative effect of the adjustments, did not represent material amounts after taking into account all quantitative and qualitative factors, including trend information. Management identified the underlying cause of the adjustments and confirmed as part of its assessment that the Company had adopted or identified compensating controls prior to the year-end assessment date that substantially mitigated any risk that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis. As a result, the Company analyzed the nature and underlying cause of the deficiencies, both individually and in the aggregate, and concluded that the deficiencies did not present a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

April 1, 2011

Based on the foregoing analysis, management concluded that, as of December 31, 2009 (the relevant assessment date), the deficiencies that led to the errors that were remediated during the fourth quarter of 2009 did not rise to the level of a material weakness, either individually or in the aggregate, in the Company’s ICFR. Management reached this conclusion based upon (i) the nature and underlying causes of the deficiencies and the steps management had taken since November 12, 2009 but prior to the assessment date; (ii) compensating controls that the Company had in place both before and during the fourth quarter of 2009 that mitigated the level of control risk associated with the deficiencies; and (iii) an overall assessment of the Company’s ICFR pursuant to a top-down, risk-based assessment pursuant to AS 5, focusing first on entity-level controls and working down to significant accounts and disclosures and their relevant assertions. As a result of this analysis, management concluded that, as of December 31, 2009, the Company’s ICFR operated effectively to ensure that there was no reasonable possibility that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis.

2.	We note your Form 20-F filed on April 30, 2009 for the fiscal year ended December 31, 2008, you concluded that your ICFR was not effective. We also note that you concluded herein that your ICFR was effective at December 31, 2009. Please reconcile the change from an ineffective conclusion to an effective conclusion considering your disclosure herein that there were no changes to your ICFR during 2009.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that, in future annual reports, the Company will disclose any changes in its ICFR that have occurred at any point during the entire fiscal year covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

With respect to the Staff’s request for reconciliation of the change from an ineffective conclusion to an effective conclusion regarding its ICFR, the Company notes that, on three occasions, it had previously disclosed the change that occurred during 2009 with respect to its ICFR:

(1) In the Company’s disclosure of its quarterly results on Form 6-K filed on April 22, 2009, the Company had disclosed the change from an ineffective conclusion to an effective conclusion, based on the fact that management had:

“evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. They identified one change to the Company’s internal controls during the first quarter of 2009. At December 31, 2008 a material weakness was identified with regard to the controls related to the recording of freight invoices and the related accrual and expense. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During the first quarter of 2009, the Company remediated this deficiency through a series of reconciliation procedures and [management has] concluded that the material weakness in internal control over financial reporting no longer existed as of March 31, 2009 and, accordingly, the Company’s internal control over financial reporting is effective.”

April 1, 2011

(2) In the Company’s Form 20-F for the fiscal year ended December 31, 2008, filed on April 30, 2009, the Company disclosed that, as of December 31, 2008, the Company’s ICFR had a material weakness with respect to controls relating to the recording of freight invoices and related accrual and expense. However, the Company also disclosed, in the immediately following paragraph of that same filing, that the material weakness “was corrected during the first quarter of 2009 through the institution of a series of account reconciliation procedures,” resulting in the remediation of the material weakness.

(3) The Company also disclosed this same change in its Form 6-K filed on June 5, 2009.

Although the Form 40-F, filed March 29, 2010, did not for a fourth time repeat the Company’s disclosure of the change in its ICFR, the Company respectfully submits that it had, on three prior occasions, previously disclosed the change from an ineffective conclusion to an effective conclusion.

With respect to disclosure of changes in ICFR, the Commission explained, in adopting the requirement under paragraph (d) of Rule 13a-15 and paragraph (e) of General Instruction B.(6) of Form 40-F, that the requirement applicable to a foreign private issuer (which must disclose material changes in ICFR that occur at any time during the fiscal year) represents a “conforming change” for “the period covered by the annual report.” Release No. 34-47986 (June 5, 2003) at note 98. This was intended to be analogous to “the last fiscal quarter in the case of an annual report” of a domestic issuer based on the fact that foreign private issuers, unlike domestic issuers, do not necessarily provide comparable disclosure on a quarterly basis. See id. at note 98 and accompanying text.

Supplemental Response filed February 9, 2011

Exhibit A

Response to Comment 7

Background, page A-2

3.	We note from your disclosure that an entry of $727,000 relating to the value of spare parts and supplies could not be substantiated during your audit for the fiscal year ended December 31, 2008, therefore it was reversed. We also note your statement that in the first quarter of 2009 this balance was substantiated and you re-recorded the entry over the first, second and third quarters of 2009. Please provide us with a detailed discussion of when you were able to substantiate the $727,000 and how the time frame of the entry being recorded in the first quarter coincided with the completion of the audit (i.e. the audit report for the fiscal year ended was dated March 30, 2009).

April 1, 2011

Response:

As part of the 2008 year-end closing process, management determined that there was inconsistency with respect to the valuation methods and approaches used in connection with spare parts at certain of the Company’s manufacturing facilities. Accordingly, the accounting staff at these facilities analyzed the issue and calculated the potential impact as of December 31, 2008 and for the year then ended. As a result of this analysis, management recorded an entry on February 27, 2009 resulting in the increase of spare parts as of December 31, 2008. In early March 2009, in connection with the audit of the Company’s annual financial statements as of and for the year ended December 31, 2008, the Company’s independent auditors reviewed the information provided by management in support of the spare parts valuation and requested that additional information be documented and provided in substantiating the increase in the valuation. Consequently, the Company initiated a process to refine its analysis and to gather additional independent documentation.

During the month of March 2009, the Company’s accounting staff at the applicable facilities gathered additional information and reviewed additional documentation, but the Company was unable to complete its analysis prior to the conclusion of the annual financial statement audit. In light of the Company’s obligation to file its annual financial statements by March 31, 2009, coupled with addressing other matters with respect to completion of the Company’s annual financial statements, the Company assessed the materiality of the amount at issue and concluded that the amount was not material to the Company’s annual financial statements as of and for the year ended December 31, 2008. The Company determined that the amount was not material based upon (i) the surrounding qualitative factors described in the Supplemental Response and (ii) the quantitatively insignificant nature of the amount (i.e., approximately 0.1% of cost of sales; 0.1% of total assets; 5.1% of total parts and supplies; 0.5% or less of each of current assets, deficit and shareholders’ equity; 3.2% of loss before impairment of goodwill and income taxes; and 0.8% of loss before income taxes). Based on the immateriality of the amount, the Company determined that it would continue its analysis in parallel with its efforts to complete and file the 2008 annual financial statements with the expectation that the Company would complete this analysis before releasing the Company’s interim financial statements as of and for the three months ending March 31, 2009.

On March 20, 2009, the Company reversed $727,000 of the initial entry, recorded for fiscal 2008. The Company’s independent auditors completed the audit of the 2008 annual financial statements on March 30, 2009. Based on the Company’s review of the matter, which occurred during the period from March 20, 2009 to March 31, 2009, the Company concluded on March 31, 2009 that a $727,000 increase in the valuation of spare parts was appropriate after reviewing purchase order information and estimates provided by the operational managers. As the Company previously noted to the Staff in the Supplemental Response, although the entry itself and the amount of the entry were justified under generally accepted accounting principles (“GAAP”), the Company acknowledges that the method of booking the entry over three interim periods did not comply with GAAP in Canada and occurred at the direction of former personnel who lacked a sufficient understanding of the application of GAAP with respect to these adjustments. Since that time, management has taken steps, as detailed above in response to comment 1, to address the related deficiency in the Company’s ICFR to provide reasonable assurance that valuation methods and approaches used in connection with spare parts are fully and appropriately substantiated in a timely manner.

April 1, 2011

III. Aggregate Adjustments, page A-8

4.	Please provide us with a detailed discussion of how you considered the impact of the adjustments on your quarterly financial information when assessing materiality based on the fact that this information is provided on Forms 6-K.

Response:

As detailed in the Supplemental Response, the Company determined the quantitative impact of the aggregate adjustments, by fiscal year and by quarter, on each of the potentially affected line items of the Company’s historical financial statements. In each instance, the Company considered the impact of the adjustments in light of SAB 99, other applicable Staff guidance and related requirements, including ASC 250-10-45-27 (formerly Accounting Principles Board Opinion No. 28 ¶ 29). The Company assessed both the quantitative and qualitative effects of the adjustments on each of the affected quarters, as indicated in the Supplemental Response. In addition, the Company also considered the materiality of the cumulative adjustments recorded in the fourth quarter of fiscal year 2009.

First, as indicated below and as described in the Supplemental Response, the Company determined the effect of the aggregate adjustments on sales, cost of goods sold, gross profit, and selling, general and administrative expense:

ESTIMATE OF QUARTERLY EFFECT ON SALES AS THE RESULT OF CORRECTION OF

ACCOUNTING ERRORS (DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Quarter Ended 12/31/08	$153,142	$(644)	$152,498	(0.4)%
Quarter Ended 09/30/08	$201,978	$0	$201,978	0.0%
Quarter Ended 06/30/08	$197,534	$0	$197,534	0.0%
Quarter Ended 03/31/08	$184,501	$799	$185,300	0.4%
Quarter Ended 12/31/09	$160,794	$450	$161,244	0.3%
Quarter Ended 09/30/09	$163,689	$0	$163,689	0.0%
Quarter Ended 06/30/09	$151,912	$0	$151,912	0.0%
Quarter Ended 03/31/09	$139,067	$644	$139,711	0.5%

April 1, 2011

ESTIMATE OF QUARTERLY EFFECT ON COST OF GOODS SOLD AS THE RESULT OF

CORRECTION OF ACCOUNTING ERRORS (DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Quarter Ended 12/31/08	$158,620	$(64)	$158,557	(0.0)%
Quarter Ended 09/30/08	$172,772	$(133)	$172,639	(0.1)%
Quarter Ended 06/30/08	$171,184	$(72)	$171,112	(0.0)%
Quarter Ended 03/31/08	$156,324	$255	$156,579	0.2%
Quarter Ended 12/31/09	$140,616	$13	$140,629	0.0%
Quarter Ended 09/30/09	$137,295	$(212)	$137,083	(0.2)%
Quarter Ended 06/30/09	$130,379	$14	$130,393	0.0%
Quarter Ended 03/31/09	$124,252	$246	$124,498	0.2%

ESTIMATE OF QUARTERLY EFFECT ON GROSS PROFIT AS THE RESULT OF CORRECTION OF

ACCOUNTING ERRORS (DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Quarter Ended 12/31/08	$(5,478)	$(581)	$(6,059)	(10.6)%
Quarter Ended 09/30/08	$29,206	$133	$29,339	0.5%
Quarter Ended 06/30/08	$26,350	$72	$26,422	0.3%
Quarter Ended 03/31/08	$28,177	$544	$28,721	1.9%
Quarter Ended 12/31/09	$20,178	$437	$20,615	2.2%
Quarter Ended 09/30/09	$26,393	$212	$26,605	0.8%
Quarter Ended 06/30/09	$21,533	$(14)	$21,519	(0.1)%
Quarter Ended 03/31/09	$14,816	$398	$15,214	2.7%

ESTIMATE OF QUARTERLY EFFECT ON SELLING, GENERAL AND ADMINISTRATIVE EXPENSE AS

THE RESULT OF CORRECTION OF ACCOUNTING ERRORS (DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Quarter Ended 12/31/08	$15,874	$(143)	$15,732	(0.9)%
Quarter Ended 09/30/08	$17,490	$(31)	$17,459	(0.2)%
Quarter Ended 06/30/08	$17,196	$(19)	$17,177	(0.1)%
Quarter Ended 03/31/08	$17,629	$72	$17,701	0.4%
Quarter Ended 12/31/09	$20,049	$(1,038)	$19,011	(5.2)%
Quarter Ended 09/30/09	$17,756	$(206)	$17,550	(1.2)%
Quarter Ended 06/30/09	$16,601	$226	$16,827	1.4%
Quarter Ended 03/31/09	$15,416	$69	$15,485	0.4%

The Company determined, as indicated in the Supplemental Response at A-10, that the aggregate effect of the adjustments was not quantitatively significant in any amount with respect to quarterly results, other than the fourth quarter of fiscal year 2008 for gross profit and the fourth quarter of fiscal year 2009 for selling, general and administrative expense, each of which had increased by more than 5% as a result of the aggregate adjustments.

Second, as indicated below and as described in the Supplemental Response, the Company determined the effect of the aggregate adjustments on earnings before interest, taxes, depreciation and amortization (“EBITDA”).

April 1, 2011

ESTIMATE OF QUARTERLY EFFECT ON EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION

AND AMORTIZATION (EBITDA) AS THE RESULT OF CORRECTION OF ACCOUNTING ERRORS

(DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Quarter Ended 12/31/08	$(80,039)	$(438)	$(80,477)	(0.5)%
Quarter Ended 09/30/08	$18,862	$164	$19,026	0.9%
Quarter Ended 06/30/08	$15,996	$91	$16,087	0.6%
Quarter Ended 03/31/08	$17,537	$472	$18,009	2.7%
Quarter Ended 12/31/09	$6,806	$1,475	$8,281	21.7%
Quarter Ended 09/30/09	$16,096	$418	$16,514	2.6%
Quarter Ended 06/30/09	$12,442	$(240)	$12,202	(1.9)%
Quarter Ended 03/31/09	$6,665	$330	$6,995	4.9%

In addition to its determination that the aggregate adjustments resulted in no significant quantitative changes to EBITDA for any annual period, the Company determined, as described in the Supplemental Response at A-11, that the aggregate changes resulted in quantitatively significant changes for only one quarterly period, namely the fourth quarter of fiscal year 2009 (which had not previously been reported in a periodic report filed with the Commission), which changed due primarily to the aggregate one-time correcting entry that the Company made with respect to the prior period errors.

Third, the Company determined the effect of the aggregate adjustments on earnings before taxes, net earnings, and earnings per share.

ESTIMATE OF QUARTERLY EFFECT ON EARNINGS (LOSS) BEFORE TAXES AS THE RESULT OF

CORRECTION OF ACCOUNTING ERRORS (DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Quarter Ended 12/31/08	$(95,315)	$(438)	$(95,753)	(0.5)%
Quarter Ended 09/30/08	$4,998	$164	$5,162	3.3%
Quarter Ended 06/30/08	$3,639	$91	$3,730	2.5%
Quarter Ended 03/31/08	$(2,681)	$472	$(2,209)	17.6%
Quarter Ended 12/31/09	$(5,849)	$1,475	$(4,374)	25.2%
Quarter Ended 09/30/09	$3,408	$418	$3,826	12.3%
Quarter Ended 06/30/09	$(1,123)	$(240)	$(1,363)	(21.4)%
Quarter Ended 03/31/09	$(6,810)	$330	$(6,480)	4.8%

ESTIMATE OF QUARTERLY EFFECT ON NET EARNINGS AS THE RESULT OF CORRECTION OF

ACCOUNTING ERRORS (DOLLARS IN THOUSANDS)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Quarter Ended 12/31/08	$(99,793)	$(355)	$(100,148)	(0.4)%
Quarter Ended 09/30/08	$4,219	$103	$4,322	2.4%
Quarter Ended 06/30/08	$4,638	$57	$4,695	1.2%
Quarter Ended 03/31/08	$(1,863)	$295	$(1,568)	15.8%
Quarter Ended 12/31/09	$(8,543)	$922	$(7,621)	10.8%
Quarter Ended 09/30/09	$2,000	$261	$2,261	13.1%
Quarter Ended 06/30/09	$(1,195)	$(150)	$(1,345)	(12.5)%
Quarter Ended 03/31/09	$(6,652)	$206	$(6,446)	3.1%

April 1, 2011

ESTIMATE OF QUARTERLY EFFECT ON EARNINGS PER SHARE AS THE RESULT OF

CORRECTION OF ACCOUNTING ERRORS

(Per share earnings are diluted)

(Percentages differ from those on net earnings due to rounding of per share earnings)

Fiscal Period	As Reported	Total Adjustments	As Adjusted	% Increase (Decrease)
Quarter Ended 12/31/08	$(1.69)	$(0.01)	$(1.70)	(0.4)%
Quarter Ended 09/30/08	$0.07	$0.00	$0.07	2.5%
Quarter Ended 06/30/08	$0.08	$0.00	$0.08	1.2%
Quarter Ended 03/31/08	$(0.03)	$0.01	$(0.02)	16.7%
Quarter Ended 12/31/09	$(0.14)	$0.02	$(0.13)	10.8%
Quarter Ended 09/30/09	$0.03	$0.00	$0.03	14.8%
Quarter Ended 06/30/09	$(0.02)	$(0.00)	$(0.02)	(12.7)%
Quarter Ended 03/31/09	$(0.11)	$0.00	$(0.11)	3.2%

In analyzing the materiality of these amounts, the Company noted, as described in the Supplemental Response at A-14, that although the line item adjustments to earnings before taxes, net earnings and earnings per share for certain periods were quantitatively significant when viewed as individual line items, the line item changes were quantitatively immaterial when viewed as absolute amounts in the overall context of the financial statements due to the quantitatively small amounts of the as-reported earnings before taxes, net earnings and earnings per share for each of the relevant periods.

Fourth, the Company considered all of the facts and circumstances relating to the errors, including any potential impact on previously reported trends as well as all applicable qualitative factors potentially relevant to the materiality analysis. Based on this additional review and analysis, as described in the Supplemental Response at A-14 to A-16, the Company determined with respect to each of the quarterly periods that none of the aggregate adjustments was material.

Finally, as described in the Supplemental Response at A-16, the Company determined the aggregate cumulative effect of the adjustment made in the fourth quarter of fiscal year 2009. Pursuant to ASC 250-10-45-27 (formerly Accounting Principles Board Opinion No. 28 ¶ 29), the Company assessed the materiality of the adjustment based on the estimated income for the full fiscal year. As a result, the Company determined that none of the aggregate adjustments for fiscal year 2009 were material, based on the Company’s assessment of all applicable quantitative and qualitative factors taken as a whole, with respect to each of the affected line items considered as part of its materiality analysis.

April 1, 2011

Impact of Correction of Accounting Errors in Q4 2009, page A-16

5.	We note from your disclosure here and on page A-3 that several other errors were identified during your review of the credit notes, spare parts and supplies and medical liability. Please provide us with a detailed discussion of the nature of these errors and how they were considered in your assessment of the quantitative and qualitative factors when determining materiality.

Response:

The Company’s materiality analysis considered all applicable quantitative and qualitative factors and related facts and circumstances with respect to the errors. As part of this comprehensive analysis, the Company considered all of the quantitatively insignificant errors described in the Supplemental Response at A-16 in accordance with SAB 99. These additional errors included quantitatively small amounts identified in connection with the materiality assessment described in the Supplemental Response and amounts identified during discussions with the Company’s newly appointed chief financial officer, as well as further consideration and analysis of the materiality of any errors that the Company had previously determined to be immaterial.

A detailed discussion of the nature of each of these errors appears below:

•

Fibope Severance Accrual: In the fourth quarter of 2009, the Company determined that a severance accrual related to a former employee at its wholly-owned Portuguese subsidiary was recorded incorrectly during several quarters in 2009. Specifically, the Company made entries recording the accrual at both the local office in Portugal and in the Company’s corporate office and did not completely correct the double-booking. As part of the year-end close process for 2009, the Company determined that the Portuguese accrual was understated by $16,000 and recorded a correcting entry.

•

Menasha Vacation Accrual: The Company’s Menasha, Wisconsin, location has historically recorded a vacation accrual. During the fourth quarter of 2009, the Company reviewed the terms of the labor agreement in place at the Menasha location and, based on additional analysis of the terms of the labor agreement, determined that the accrued amount was overstated. As a result, the Company recorded a $434,000 correcting entry to reverse the overstatement.

•

Accounting for Plant Maintenance: The Company accrued certain plant maintenance costs in advance of scheduled plant maintenance. The Company identified this error in 2008 but did not correct it in that fiscal year due to immateriality. The Company corrected this error in the fourth quarter of 2009 by reversing $497,000 in the prepaid expense account related to plant maintenance and recording a corresponding charge on the income statement for the plant maintenance.

April 1, 2011

•

Unvouchered Accrued Accounts Payable: As part of the 2009 year-end closing process, the Company performed a detailed review of account reconciliations and identified certain unvouchered but accrued accounts payable. The Company decreased its cost of sales by $92,000 in the fourth quarter of 2009 to correct this error.

•

Intercompany Account Reconciliations: As part of the review of the Company’s previously described account reconciliations, the Company identified a 2007 entry that incorrectly reversed the amortization of an asset established as part of an intercompany agreement. The Company corrected the error, which had the effect of increasing by $80,000 the Company’s selling, general and administrative expenses in the fourth quarter of 2009.

•

Pension/Payroll Account Reconciliations: As part of the review of the Company’s account reconciliations, the Company identified and reclassified certain pension and payroll entries that were incorrect, resulting in a $43,000 increase of selling, general and administrative expenses.

•

Prepaid Workers’ Compensation: As part of the review of account reconciliations, the Company determined that certain workers’ compensation costs had been incorrectly capitalized as prepaid expenses rather than classified as an expense at the time of payment. To correct this error, the Company increased its cost of sales in the fourth quarter of 2009 by $59,000.

•

Fibope Accumulated Amortization: As part of the review of account reconciliations, the Company identified an amount relating to amortization at the Company’s Portugal location. The Company lacked sufficient support for this amount and, accordingly, entered a correcting entry that resulted in an increase of selling, general and administrative expenses by $76,000 in the fourth quarter of 2009.

•

Flexible Spending Accrual: Related to the Company’s medical, dental and vision insurance plans described in the Supplemental Response at A-3, the Company discovered that claim reimbursements processed through its flexible spending account program beginning in 2007 had incorrectly reduced the Company’s incurred-but-not-reported (“IBNR”) accrual rather than the employee withholding liability account. This error led the Company to record additional expense in order to maintain the IBNR balance at the appropriate level, despite the fact that the withholding liability account was increasing over time. The Company detected the error in 2009 and correctly stated its IBNR balance in its year-end financial statements without the need for an adjusting entry. The impact of the error on prior periods is set forth in the Supplemental Response at SCH-4.

•

Danville Real Estate Tax Accrual: During the year-end closing process for 2009, the Company’s independent auditors noted that the Company had recorded its tax payments for its Danville location as prepaid expenses rather than accruing for taxes and charging the tax payment against the liability. To correct this error, the Company wrote off the prepaid expense balance and recorded a charge of $556,000 in the fourth quarter of 2009.

April 1, 2011

•

Brighton Real Estate Tax Accrual: Based on the error involving the Company’s tax payments for its Danville location, the Company reviewed whether similar errors had occurred at other locations and determined that the real estate tax accrual for the Brighton location was overstated by $149,000 at December 31, 2009. The Company recorded a credit for the same amount to reduce the accrual.

•

Accrual for Point of Delivery Rebates: As part of the 2009 year-end closing process, the Company determined that it was not accruing point-of-delivery rebates in the proper period. To correct this error, the Company reduced its fourth quarter 2009 sales by $450,000.

As previously discussed, the Company assessed the materiality of each of these errors with respect to each quarterly and annual period and the impact of the errors upon the Company’s previously reported sales; cost of goods sold; gross profits; selling, general and administrative expense; earnings (or loss) before taxes; net earnings; earnings per share; and EBITDA. Additionally, as discussed above, the impact of all of the errors was included in the quantitative assessment set forth in the Supplemental Response at A-8 through A-13, and none of the additional errors implicated any of the qualitative factors described in the Supplemental Response at A-14 through A-16. As a result, each of these additional errors were incorporated into, and consistent with, the Company’s materiality analysis set forth in the Supplemental Response. Based on the Company’s assessment of all quantitative and qualitative factors relating to the errors, including the Company’s considered analysis of the potential effect on the Company’s historical trends in its financial condition and results of operations as well as all surrounding facts and circumstances, the Company concluded that the errors would not have affected an investment decision of a reasonable investor in the Company’s securities and, accordingly, that the errors were not material.

*        *        *         *        *

April 1, 2011

We are enclosing a letter from Gregory A. C. Yull, Chief Executive Officer of the Company, and Bernard J. Pitz, Chief Financial Officer of the Company, containing a statement from the Company acknowledging each of the matters requested by the Staff.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

Enclosure

cc:	Gregory A. C. Yull, Chief Executive Officer
Bernard J. Pitz, Chief Financial Officer
Intertape Polymer Group Inc.

J. Gregory Humphries
Shutts & Bowen LLP